# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: UNIVERSAL SAFETY PRODUCTS, INC., CIK 0000102109
CUSIP: 913821302
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 11407 CRONHILL DRIVE, SUITES A-D, OWINGS MILLS, Maryland (MD), 21117-3586
Date of event which requires filing of this statement: 11/21/2025
Filed by CIK 0000896493
Persons authorized to receive notices and communications: Kenneth Schlesinger, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; Kenneth Mantel, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Hyperscale Data, Inc. (CIK 0000896493): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 102,222; sole dispositive power 0; shared dispositive power 102,222; aggregate amount beneficially owned 102,222 (4.4% of the class)
- Ault & Company, Inc. (CIK 0001734770): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,000; sole dispositive power 0; shared dispositive power 5,000; aggregate amount beneficially owned 5,000 (0.2% of the class)
- Alpha Structured Finance LP (CIK 0002062284): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,953; sole dispositive power 0; shared dispositive power 5,953; aggregate amount beneficially owned 5,953 (0.3% of the class)
- Alpha Structured Finance GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,953; sole dispositive power 0; shared dispositive power 5,953; aggregate amount beneficially owned 5,953 (0.3% of the class)
- ACG Alpha Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,953; sole dispositive power 0; shared dispositive power 5,953; aggregate amount beneficially owned 5,953 (0.3% of the class)
- Ault Lending, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: working capital (WC); sole voting power 0; shared voting power 96,269; sole dispositive power 0; shared dispositive power 96,269; aggregate amount beneficially owned 96,269 (4.2% of the class)
- Ault Capital Group, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 102,222; sole dispositive power 0; shared dispositive power 102,222; aggregate amount beneficially owned 102,222 (4.4% of the class)
- AULT MILTON C III (CIK 0001212502): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 50,000; shared voting power 107,222; sole dispositive power 50,000; shared dispositive power 107,222; aggregate amount beneficially owned 157,222 (6.8% of the class)
- NISSER HENRY CARL (CIK 0001775938): type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); source of funds: affiliate funds (AF); sole voting power 25,000; shared voting power 0; sole dispositive power 25,000; shared dispositive power 0; aggregate amount beneficially owned 25,000 (1.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: UNIVERSAL SAFETY PRODUCTS, INC.
Address of issuer's principal executive offices: 11407 CRONHILL DRIVE, SUITES A-D, OWINGS MILLS, Maryland (MD), 21117-3586
Comment: This Amendment No. 5 ("Amendment No. 5") amends the statement on Schedule 13D originally filed by the Reporting Persons on December 23, 2024, as amended (the "Schedule 13D"), and relates to the Common Stock of UNIVERSAL SAFETY PRODUCTS, INC. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 5 shall have the meaning assigned to such term in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated to read as follows:

This Schedule 13D is filed by:

(i) Hyperscale Data, Inc., a Delaware corporation ("Hyperscale"), as the holder of all of the equity interests of Ault Capital Group, Inc., a Nevada corporation ("Ault Capital");

(ii) Ault & Company, Inc., a Delaware corporation ("A&C"), with respect to the shares of Common Stock of the Issuer (the "Shares") beneficially owned by it;

(iii) Alpha Structured Finance LP, a Delaware limited partnership ("Alpha Fund"), with respect to the Shares beneficially owned by it;

(iv) Alpha Structured Finance GP LLC, a Delaware limited liability company ("Alpha GP"), as the general partner of Alpha Fund;

(v) ACG Alpha Management LLC, a Delaware limited liability company ("Alpha Management"), as the investment manager of Alpha Fund and the managing member of Alpha GP;

(vi) Ault Lending, LLC, a California limited liability company ("Ault Lending"), with respect to the Shares beneficially owned by it;

(vii) Ault Capital, as the holder of all of the equity interests of Alpha Management and Ault Lending;

(viii) Milton C. Ault, III, as Chief Executive Officer and Chairman of A&C, CEO and Chief Investment Officer of Alpha Management, Executive Chairman of Ault Capital and Executive Chairman of Hyperscale; and

(ix) Henry Nisser, as President, General Counsel and Director of A&C.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Set forth on Exhibit 1 annexed hereto ("Exhibit 1") is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of A&C, Alpha Fund, Alpha GP, Alpha Management, Ault Lending, Ault Capital and Hyperscale. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed in Exhibit 1 beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 5,000 Shares beneficially owned by A&C that were purchased directly by A&C with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $13,723.80, including brokerage commissions.

The aggregate purchase price of the 5,953 Shares beneficially owned by Alpha Fund that were purchased directly by Alpha Fund with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $15,818.62, including brokerage commissions.

The aggregate purchase price of the 96,269 Shares beneficially owned by Ault Lending that were purchased directly by Ault Lending with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $401,587.71, including brokerage commissions.

Mr. Ault has been awarded stock options to purchase 50,000 Shares in his capacity as a director of the Issuer, which have a strike price of $3.40 per share, expire on August 26, 2035, and all of which vested on October 20, 2025.

Mr. Nisser has been awarded stock options to purchase 25,000 Shares in his capacity as a director of the Issuer, which have a strike price of $3.40 per share, expire on August 26, 2035, and all of which vested on October 20, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 2,312,887 Shares outstanding as of November 19, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2025.

As of the date hereof, Hyperscale, as the majority holder of the equity interests of Ault Capital, may be deemed to beneficially own the 102,222 Shares beneficially owned in the aggregate by Alpha Fund and Ault Lending.

Percentage: 4.4%

As of the date hereof, A&C beneficially owned 5,000 Shares.

Percentage: Less than 1%

As of the date hereof, Alpha Fund beneficially owned 5,953 Shares.

Percentage: Less than 1%

As of the date hereof, Alpha GP, as the general partner of Alpha Fund, may be deemed to beneficially own the 5,953 Shares beneficially owned by Alpha Fund.

Percentage: Less than 1%

As of the date hereof, Alpha Management, as the investment manager of Alpha Fund, may be deemed to beneficially own the 5,953 Shares beneficially owned by Alpha Fund.

Percentage: Less than 1%

As of the date hereof, Ault Lending beneficially owned 96,269 Shares.

Percentage: 4.2%

As of the date hereof, Ault Capital, as the majority holder of the equity interests of Alpha Management and Ault Lending, may be deemed to beneficially own the 102,222 Shares beneficially owned in the aggregate by Alpha Fund and Ault Lending.

Percentage: 4.4%

As of the date hereof, Mr. Ault beneficially owned 157,222 Shares, including 50,000 Shares underlying certain options that are currently exercisable or become exercisable within 60 days and the 107,222 Shares beneficially owned in the aggregate by A&C, Alpha Fund and Ault Lending that, as the Chief Executive Officer and Chairman of A&C, CEO and Chief Investment Officer of Alpha Management, Executive Chairman of Ault Capital, and the Executive Chairman of Hyperscale, Mr. Ault may be deemed to beneficially own.

Percentage: Approximately 6.8%

As of the date hereof, Mr. Nisser beneficially owned 25,000 Shares underlying certain options that are currently exercisable or become exercisable within 60 days.

Percentage: 1.1%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

Hyperscale:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 102,222
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 102,222

A&C:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,000

Alpha Fund:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,953
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,953

Alpha GP:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,953
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,953

Alpha Management:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,953
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,953

Ault Lending:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 96,269
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 96,269

Ault Capital:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 102,222
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 102,222

Mr. Ault:
1. Sole power to vote or direct vote: 50,000
2. Shared power to vote or direct vote: 107,222
3. Sole power to dispose or direct the disposition: 50,000
4. Shared power to dispose or direct the disposition: 107,222

Mr. Nisser:
1. Sole power to vote or direct vote: 25,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 25,000
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

None of the Reporting Persons have engaged in any transactions in the Shares since the filing of Amendment No. 4 except as set forth in Exhibit 2 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Officers and Directors

Exhibit 2 - Transactions in Securities of the Issuer Since the Filing of Amendment No 4

## Signatures
- Hyperscale Data, Inc.: /s/ Milton C. Ault, III, Milton C. Ault, III, Executive Chairman (11/25/2025)
- Ault & Company, Inc.: /s/ Milton C. Ault, III, Milton C. Ault, III, Chief Executive Officer (11/25/2025)
- Alpha Structured Finance LP: /s/ Milton C. Ault, III, Milton C. Ault, III, CEO and Chief Investment Officer of its Investment Manager (11/25/2025)
- Alpha Structured Finance GP LLC: /s/ Milton C. Ault, III, Milton C. Ault, III, CEO and Chief Investment Officer of its Managing Member (11/25/2025)
- ACG Alpha Management LLC: /s/ Milton C. Ault, III, Milton C. Ault, III, CEO and Chief Investment Officer (11/25/2025)
- Ault Lending, LLC: /s/ David J. Katzoff, David J. Katzoff, Manager (11/25/2025)
- Ault Capital Group, Inc.: /s/ Milton C. Ault, III, Milton C. Ault, III, Executive Chairman (11/25/2025)
- AULT MILTON C III: /s/ Milton C. Ault, III, Milton C. Ault, III (11/25/2025)
- NISSER HENRY CARL: /s/ Henry C. Nisser, Henry C. Nisser (11/25/2025)